GENERAL MEETING OF SHAREHOLDERS OF

LION GROUP HOLDING LTD.

February 16, 2022

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries from any touch-tone telephone and follow the instructions. Have your proxy card available when you call.

Vote online/phone until 10:00 a.m. EST on February 9, 2022.

MAIL - Sign, date and mail your proxy card in the envelope provided so that your vote is received before 10:00 a.m. EST on February 9, 2022.

ADD YOUR EMAIL ADDRESS ONLINE - Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today at: www.astfinancial.com/login (see reverse side for instructions) or provide us with your email address in the section entitled "ELECTRONIC SHAREHOLDER COMMUNICATIONS" at the bottom right side of this card or on the reverse side to receive future materials electronically when available.

COMPANY NUMBER	
ACCOUNT NUMBER	

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet. ↓

00030000000000000000 4 021622

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE "FOR" THE RESOLUTIONS
Resolutions presented for consideration by the General Meeting of Shareholders on February 16, 2022
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. RESOLVED as a special resolution the second amended and restated memorandum and articles of association of the Company in connection with the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company from ten (10) votes per Class B Ordinary Share to twenty five (25) votes per Class B Ordinary Share and certain general legal updates be approved.	☐	☐	☐

To change the address on your account or to add the email, please check the box at right. ☐

Please indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below.

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

GENERAL MEETING OF SHAREHOLDERS OF

LION GROUP HOLDING LTD.

(Continued and to be signed on the reverse side)

ADD YOUR EMAIL ADDRESS ONLINE

Add your email address to your online account at AST for 24/7 access to your account and enroll in eConsent to receive future materials electronically. Update your account today:

For first time users setting up an account, follow the instructions outlined below:

- Go to www.astfinancial.com/login and click on the words "REGISTER – FIRST TIME USERS CLICK HERE" under the Shareholder Central heading button
- Follow the instructions provided to set up your account which will include providing your e-mail address
- Once your account has been set up, select the tool bar "Communications" at the top right side of the page
- Here you need to select "Receive Company Mailings via E-Mail"
- Next, click on the "Submit" button and any future proxy materials will be sent to you electronically should they be available

For existing users updating your account, do the following:

- Go to www.astfinancial.com/login and click on "LOGIN" button under the Shareholder Central heading
- Once you access your account, select the tool bar "Communications" at the top right side of the page
- Here you need to select "Receive Company Mailings via E-Mail"
- Next, click on the "Submit" button and any future proxy materials will be sent to you electronically should they be available

Alternatively you can provide us with your email address in the below section entitled "ELECTRONIC SHAREHOLDER COMMUNICATIONS" to receive future materials electronically when available.

Electronic Shareholder Communications Please join the growing number of shareholders who receive emails instead of hard copy shareholder communications. Register online at astfinancial.com or supply your email address below or on the reverse side.

1.1 14475

GENERAL MEETING OF SHAREHOLDERS OF

LION GROUP HOLDING LTD.

February 16, 2022

Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on February 9, 2022.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00030000000000000000 4 021622

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS THAT YOU VOTE "FOR" THE RESOLUTIONS
Resolutions presented for consideration by the General Meeting of Shareholders on February 16, 2022
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. RESOLVED as a special resolution the second amended and restated memorandum and articles of association of the Company in connection with the increase by the Company of the number of votes attached to Class B Ordinary Shares of the Company from ten (10) votes per Class B Ordinary Share to twenty five (25) votes per Class B Ordinary Share and certain general legal updates be approved.	☐	☐	☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.